NEWS RELEASE

For Immediate Release

FORDING AND TECK COMINCO ANNOUNCE COLLECTIVE AGREEMENT RATIFIED AT CARDINAL RIVER

CALGARY, September 27, 2007 – Fording Canadian Coal Trust (TSX: FDG.UN; NYSE: FDG) and Teck Cominco Limited (TSX: TCK.A and TCK.B; NYSE: TCK) today announced that Elk Valley Coal and Local 1656 of the United Mine Workers of America have ratified a new five-year collective agreement at the Cardinal River Operation in west-central Alberta. The agreement covers the period from July 1, 2007 to June 30, 2012. The Cardinal River Operation produces approximately 2 million tonnes of coal annually.

With the settlement of this agreement, all five of Elk Valley Coal’s unionized mines are now covered under multi-year contracts.

Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

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Contacts:

Fording Canadian Coal Trust Media Contact Dermot Lane Director, Corporate Communications 403-260-9816 Investors Colin Petryk Director, Investor Relations 403-260-9823	Teck Cominco Limited Media Contact David Parker Director, Corporate Affairs & Sustainability 604-687-1117 Investors David Splett Director, Investor Relations 604-685-3045